June 24, 2008

Mail Stop 4561

Mr. George M.L. LaBranche, IV
Chairman, Chief Executive Officer and President
LaBranche & Co Inc.
33 Whitehall Street
New York, NY 10004

> **Re:** **LaBranche & Co Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 3/17/08**
> **Definitive Proxy Statement**
> **Filed 4/18/08**
> **File No. 001-15251**

Dear Mr. LaBranche:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Note 1. Organization and Description of Business, page F-10

1.   Please advise us why you have not presented LSPS, LABDR and BV as discontinued operations in your consolidated financial statements. It appears that

each of these subsidiaries qualify as discontinued operations and should be
reported in accordance with paragraphs 41-44 of SFAS 144.

Exhibit 31

2.   In future filings please remove the reference to the certifying officer's title in the
introductory paragraph as the certification is to be made in a personal capacity.

Proxy Statement on Schedule 14A

3.   We refer to your disclosure in the proxy statement regarding the Senior Executive
Bonus Plan administered by the Compensation Committee. In future filings,
please expand your disclosure to identify the actual pre-tax income calculations,
the potential percentage of pre-tax income allocable to each senior executive, an
explanation of the basis for such allocations, the amount actually allocated for that
year and an explanation of any deviations from the allocable percentages.
Alternatively, provide us a detailed explanation of why you believe that disclosure
is not required. To the extent that it is appropriate to omit specific goals, discuss
how difficult it will be for the executives or how likely it will be for you to
achieve the target goals. Please provide this information in future filings and tell
us how you will comply.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your responses to our comments and provides any requested information.
Detailed response letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the
filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone, Staff Accountant at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper, Staff Attorney, at (202) 551-3473 or Michael McTiernan, Special Counsel, at (202) 551-3852 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief